 NEWS RELEASE

For Immediate Release
April 9, 2009

Canwest Global Communications Corp. Reports Second Quarter 2009 Results

- Non-cash impairment charges recorded against Publishing, Canadian television as well as Australian television and Out-of-home -

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) today reported for the three months ended February 28, 2009 revenues of $637 million compared to $701 million for the same period last year. Operating profit(1) before restructuring and impairment expenses was $75 million for the second quarter, a decline of 31% compared to $109 million in the second quarter of fiscal 2008.

For the first six months of fiscal 2009, revenues decreased 3% to $1.52 billion and operating profit before restructuring and impairment expenses declined by 22% to $295 million.

For the three months ended February 28, 2009, the Company reported a net loss of $1.44 billion – including a non-cash $1.19 billion write-down of goodwill, intangible assets and property and equipment. Approximately 83% of the write-down relates to Canwest’s Publishing operations. For the six months ended February 28, 2009, the Company reported a net loss of $1.47 billion.

The nature of the write-downs are consistent with those of other media organizations throughout North America and which reflect lower future profit expectations as a result of the current outlook for advertising in the operations. All are non-cash charges to income that do not affect Canwest’s liquidity, cash flows from operating activities, debt covenants or have any impact on future operations.

For the three and six month period Canwest reported the following:

	Three months ended		Six months ended
in millions of dollars, except per share amounts	February 28, 2009	February 29, 2008	February 28, 2009	February 28, 2008	Change
Reported Results
Revenue	637	701	1,522	1,567	(3)%
Operating profit before restructuring and impairments	75	109	295	379	(22)%
Operating profit	15	95	220	319	(31)%
Net earnings (loss)	(1,436)	(34)	(1,469)	7	n/m
EPS	(8.09)	(0.19)	(8.27)	0.04
Adjusted Net Earnings[2]
Adjusted net earnings (loss)	(44)	(16)	(16)	46	n/m
Adjusted EPS	(0.25)	(0.09)	(0.09)	0.26

“In spite of the recessionary economy and continued losses at most of our local television stations, our underlying businesses were able to generate $295 million in operating profits before restructuring and impairment expenses for the first half of the fiscal year,” Canwest President and CEO Leonard Asper said. “We continue to out-perform the industry in several areas including audience growth. At the same time, our focus on reducing costs while transforming the business should position us to take advantage of a growing advertising market as the economy begins to improve.”

Segmented Results

Publishing

Revenues for the Company's publishing operations for the second quarter were $258 million, 16% lower than revenues of $306 million for the same period in fiscal 2008. Publishing EBITDA of $32 million for the second quarter was down 46% from $60 million in fiscal 2008. For the six months ended February 28, 2009, revenues were $593 million and EBITDA was $106 million down 11% and 35% respectively, from similar periods last year. The declines in revenues and operating profits, partially offset by lower operating expenses, continue to reflect the impact of global economic pressures felt across all markets.

Canadian Television combined (Canadian Television and CW Media)

Canadian television operations, including the CW Media specialty television operations reported second quarter revenues of $234 million, in line with the previous year. Operating profit in the second quarter was $32 million, up 60% compared to $20 million the previous year. For the six months ended February 28, 2009, revenues were $540 million and EBITDA was $108 million flat and up 21% respectively, from similar periods last year. These results continue to reflect the strong industry leading performance of the specialty television operations as well as merger synergies and other cost containment initiatives.

Australian Television

Network TEN's second quarter revenue of $112 million was down 19% from $139 million during the same quarter in fiscal 2008. Network TEN’s EBITDA of $19 million was down 45% from the $35 million a year earlier.  For the six months ended February 28, 2009, reported revenues were $314 million and EBITDA was $94 million, down 18% and 32% respectively, from similar periods last year. These results were impacted by the decline in the advertising market and the absence of the Rugby World Cup and AFL Grand Final and the residual impact of the Beijing Olympics.

Highlights of the second quarter and subsequent period

•	Canwest announced actions aimed at strengthening its balance sheet including:
•	A strategic review of its five conventional television stations in Hamilton (CHCH), Victoria (CHEK), Montreal (CJNT), Red Deer (CHCA) and Kelowna (CHBC);
•	$34 million settlement of an arbitration award relating to a dispute with Sun-Times Media Group Inc. (formerly Hollinger Inc.);
•	Selling its holdings in Score Media Inc. and;
•	Selling the New Republic magazine.

•	Canwest digital network attracted on average 7.1 million unique visitors monthly in the News and Information category, a 58% increase from the second quarter last year.

•
Canwest has 5 of the top 10 specialty analog channels(3) up from 4 last year.  History Television has become the second most watched specialty channel as its audience has increased by 43% and Showcase has increased its audience by 34%.

•	Canwest maintained its dominance of specialty digital channels with 8 of the Top 10 digital channels(3).

•
Network TEN in Australia launched its new 24-hour digital terrestrial sports channel ONE. ONE is available in both High Definition digital and Standard Definition digital reaching more than 60% of the Ten Television mainland metropolitan markets.

Outlook:

Looking forward, the Company anticipates that advertising revenues will continue to be negatively impacted by persisting uncertain economic conditions, with the exception of specialty channels and digital sectors. Canwest remains focused on reducing operating expenses and improving operational efficiencies while pursuing the reorganization of its capital structure as referred to below.

As previously disclosed and reported in its interim consolidated financial statements for the three and six months ended February 28, 2009, Canwest Media Inc. has not complied with the terms of its senior secured credit facility and has not paid interest under the senior subordinated notes which was due on March 15, 2009. On April 7, 2009, the senior secured lenders agreed to waive the events of default arising as a result of the failure to comply with certain covenants until April 21, 2009. During this period the Company will have limited access to additional credit under the senior secured credit facility. Canwest Media Inc. is in discussions with representatives of an ad hoc committee of holders of 8% senior subordinated note holders representing a significant majority of the aggregate principal amount of the 8% senior subordinated notes regarding a forbearance agreement aimed at allowing sufficient time for a recapitalization of the Company that is satisfactory to all of its stakeholders. Failure to reach agreement on a further waiver from the senior lenders and forbearance from the holders of the senior subordinated notes could result in a demand to immediately repay the related debt.

Notes:

(1) Operating profit is defined as earnings before interest, income taxes, amortization of intangibles and property and equipment, other amortization, accretion of long-term liabilities, interest income, interest rate and foreign currency swap gains (losses), foreign exchange gains (losses), investment gains, losses and write-downs, impairment losses on property and equipment, intangible assets and goodwill, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and loss from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. When used in relation to our operating segments it is a GAAP measure in that is our segment profitability measure. The reconciliation of operating profit to net earnings is evident on the face of the following consolidated statements of earnings found at the end of this release.

(2) Excludes the impact of foreign currency and interest rate swap gains/losses, foreign exchange gains/losses, investment gains, losses and write-downs, impairments of property and equipment, intangibles and goodwill,  restructuring expenses, broadcast rights impairments, discontinued operations, related income tax effects and future income tax valuation allowances.

(3) In the Adult 25-54 demographic

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and six months ended February 28, 2009. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company's financial statements and Management’s Discussion and Analysis for three and six months ended February 28, 2009 are available on the Company's website: www.canwest.com. Financial statements and Management’s Discussion and Analysis for three and six months ended February 28, 2009 for Canwest Limited Partnership can be found also on www.canwest.com. Financial statements for Ten Network Holdings Limited can be found at www.tencorporate.com.au.

The Company will hold its regular quarterly conference call with analysts on April 9, 2009 at 12:00 noon Eastern Standard Time.  The call-in numbers are 416-915-5762 or 800-731-5319.  Replays are also available for ten days following the call at 416-640-1917 or 877-289-8525 [using the pass-code 21303371 followed by the pound sign.]

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites, radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com

  CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(in thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28, 2009	February 29, 2008 (Revised)	February 28, 2009	February 29, 2008 (Revised)
REVENUE
Publishing	257,729	305,586	592,704	666,349
Television
Canada	146,290	150,496	346,205	361,288
CW Media	87,459	83,770	193,558	180,897
	233,749	234,266	539,763	542,185
Australia	111,764	138,652	313,945	380,988
Total television	345,513	372,918	853,708	923,173

Radio – Turkey	2,138	3,346	5,484	6,910
Out-of-home	31,797	39,070	70,994	81,357
Intersegment revenues	(549)	(738)	(1,178)	(2,276)
	636,628	720,182	1,521,712	1,675,513
Elimination of equity accounted affiliates	-	(19,644)	-	(108,767)
CONSOLIDATED REVENUE	636,628	700,538	1,521,712	1,566,746

OPERATING PROFIT
Publishing	32,432	60,206	106,284	162,800
Television
Canada	(265)	(7,182)	31,457	25,068
CW Media	31,830	26,871	76,113	64,003
	31,565	19,689	107,570	89,071
Australia	19,348	35,101	93,732	138,606
Total television	50,913	54,790	201,302	227,677

Radio – Turkey	943	1,093	2,234	2,677
Out-of-home	(1,293)	1,706	2	4,848
Corporate and other	(7,659)	(9,239)	(14,863)	(18,751)
	75,336	108,556	294,959	379,251
Restructuring expenses	(19,728)	(4,611)	(34,503)	(16,256)
Broadcast rights impairments	(40,196)	-	(40,196)	-
	15,412	103,945	220,260	362,995
Elimination of equity accounted affiliates	-	(9,025)	-	(44,440)
OPERATING PROFIT(1)	15,412	94,920	220,260	318,555

(1) Operating profit is defined as earnings before interest, income taxes, amortization of intangibles and property and equipment, other amortization, accretion of long-term liabilities, interest income, interest rate and foreign currency swap gains (losses), foreign exchange gains (losses), investment gains, losses and write-downs, impairment losses on property and equipment, intangible assets and goodwill, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and loss from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. When used in relation to our operating segments it is a GAAP measure in that is our segment profitability measure. The reconciliation of operating profit to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the six months ended
	February 28, 2009	February 29, 2008	February 28, 2009	February 29, 2008
Revenue	636,628	700,538	1,521,712	1,566,746
Operating expenses	377,694	390,715	825,624	807,301
Selling, general and administrative expenses	183,598	210,292	401,129	424,634
Restructuring expenses	19,728	4,611	34,503	16,256
Broadcast rights impairments	40,196	-	40,196	-
	15,412	94,920	220,260	318,555
Amortization of intangibles	1,912	2,217	4,089	4,648
Amortization of property and equipment	27,843	28,466	54,317	53,349
Other amortization	511	218	659	440
Operating income (loss)	(14,854)	64,019	161,195	260,118
Interest expense	(75,779)	(77,769)	(156,196)	(160,204)
Accretion of long-term liabilities	(9,829)	(24,197)	(38,062)	(48,078)
Interest income	545	3,400	1,310	19,769
Interest rate and foreign currency swap gains (losses)	(6,513)	(13,171)	19,970	(40,930)
Foreign exchange gains (losses)	(15,878)	(1,814)	(83,379)	4,273
Investment gains, losses and write-downs	(5,509)	(332)	(6,672)	2,536
Impairment loss on property and equipment	(32,374)	-	(32,374)	-
Impairment loss on intangible assets	(238,903)	-	(238,903)	-
Impairment loss on goodwill	(923,131)	-	(923,131)	-
	(1,322,225)	(49,864)	(1,296,242)	37,484
Provision for (recovery of) income taxes	137,070	(10,313)	176,265	25,610
Earnings (loss) before the following	(1,459,295)	(39,551)	(1,472,507)	11,874
Minority interest	25,398	(10,167)	6,622	(38,846)
Interest in earnings of equity accounted affiliates	340	19,741	555	39,577
Realized currency translation adjustments	(216)	(1,062)	(216)	(1,062)
Net earnings (loss) from continuing operations	(1,433,773)	(31,039)	(1,465,546)	11,543
Loss from discontinued operations	(2,612)	(2,837)	(3,401)	(4,674)
Net earnings (loss) for the period	(1,436,385)	(33,876)	(1,468,947)	6,869

Earnings (loss) per share from continuing operations:
Basic	$(8.07)	$(0.17)	$(8.25)	$0.06
Diluted	$(8.07)	$(0.17)	$(8.25)	$0.06

Earnings (loss) per share:
Basic	$(8.09)	$(0.19)	$(8.27)	$0.04
Diluted	$(8.09)	$(0.19)	$(8.27)	$0.04